SECRETARY’S CERTIFICATE

I, Darlene Murphy, being duly appointed Secretary of the Board of Trustees of the Miller Investment Trust (the “Trust”), comprised of the Miller Convertible Bond Fund, Miller Convertible Plus Fund and Miller Intermediate Bond Fund (each a “Fund” and, collectively, the “Funds”), duly certify and attest that, at a Board of Trustees meeting held on October 17, 2014, the following resolutions were adopted:

RESOLVED, that the Board of Trustees, including each Trustee who is not an “interested person” of the Trust (“Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), hereby authorizes, empowers and directs the officers of the Trust, with the advice of counsel to the Trust, to procure and to maintain for the Trust, on behalf of each series of the Trust, a joint fidelity bond conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect each Fund and the Trust against larceny and embezzlement; and

FURTHER RESOLVED, that the Board of Trustees, including the Independent Trustees, having given due consideration to all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Funds’ respective portfolios, hereby determines that a joint insured registered management investment company bond in the amount of $900,000 for period the December 27, 2014 to December 27, 2015, is reasonable in form and amount and hereby approve the bond (substantially in the form of the Trust’s current bond with such changes thereto as the appropriate officers of the Trust with the advice of counsel to the Trust consider necessary or appropriate); and

FURTHER RESOLVED, that the Board of Trustees, including the Independent Trustees, hereby approves the portion of the premium for the bond on behalf of each Fund, and the payment of such premium thereon, after having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund under the bond is less than the premium the Fund would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the Secretary of the Trust or her delegate shall file the bond with the U.S. Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Fidelity Bond Joint Insureds Agreement with respect to the bond, substantially in the form presented at this meeting, be, and hereby is, approved by the Board of Trustees, including the Independent Trustees.

/s/ Darlene Murphy

Darlene Murphy

Secretary of the Trust and President of

Wellesley Investment Advisors, Inc.